082-35029



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776


08006245

December 10, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a notice/announcement from the Westfield Group regarding the
Appendix 3B in respect of 493,571 ordinary stapled securities to be issued as a
consequence of the exercise of options held by Deutsche Bank. This notice with
attachments will be sent to the Members of Westfield Group on December 11, 2008.
This distribution is submitted to you in order to maintain our exemption pursuant to Rule
12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this
letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms.   Aline Taireh
Title: Assistant Secretary

Enclosures

PROCESSED

DEC 1 7 2008

THOMSON REUTERS

11 December 2008

RECEIVED

'08 DEC 15 A 6: 50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Westfield

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Telephone   02 9358 7000
Facsimile   02 9358 7077
Internet   www.westfield.com

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Attached is an Appendix 3B in respect of 493,571 ordinary stapled securities (the "New Securities") to be issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2008 and will rank equally with other stapled securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.



8Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	493,571
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 1

82-35029

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6,800,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	15 December 2008

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,964,771,035	Ordinary stapled-securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,300 27,661,209	Options (Deutsche Bank) Options (Westfield America Trust)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | ⁺Despatch date | N/A |

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
    1 - 1,000
    1,001 - 5,000
    5,001 - 10,000
    10,001 - 100,000
    100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

82-35029

Entities that have ticked box 34(b)

38   Number of securities for which
     +quotation is sought

N/A

39   Class of +securities for which
     quotation is sought

N/A

40   Do the +securities rank equally in
     all respects from the date of
     allotment with an existing +class
     of quoted +securities?

     If the additional securities do not
     rank equally, please state:
     • the date from which they do
     • the extent to which they
       participate for the next
       dividend, (in the case of a
       trust, distribution) or interest
       payment
     • the extent to which they do
       not rank equally, other than in
       relation to the next dividend,
       distribution or interest
       payment

N/A

41   Reason for request for quotation
     now

     Example: In the case of
     restricted securities, end of
     restriction period

     (if issued upon conversion of
     another security, clearly identify
     that other security)

N/A

42   Number and +class of all
     +securities quoted on ASX
     (*including* the securities in clause
     38)

Number	+Class
N/A	

Quotation agreement

1   $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign   here: Date: 11 December 2008
            (Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

10 December 2008

RECEIVED

2008 DEC 15 A 6: 51


Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone   02 9358 7000
Facsimile   02 9358 7077
Internet   www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
ISSUE OF STAPLED SECURITIES PURSUANT TO EXERCISE OF OPTIONS

Attached is an Appendix 3B in respect of 15,601,588 ordinary stapled securities (the "New Securities")
to be issued as a consequence of the exercise of options held by Deutsche Bank AG.

The New Securities will rank for distributions from 1 July 2008 and will rank equally with other stapled
securities currently on issue.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

RECEIVED

'03 DEC 15 A 6: 51

INTERNATIONAL
CORPORATE FINANCE

8Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,601,588
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the $^+$securities rank equally in all respects from the date of allotment with an existing $^+$class of quoted $^+$securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.

5	Issue price or consideration	$214,900,000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued as a consequence of the exercise of unquoted options issued to Deutsche Bank AG.

7	Dates of entering $^+$securities into uncertificated holdings or despatch of certificates	12 December 2008

8	Number and $^+$class of all $^+$securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 1,964,277,464	**$^+$Class** Ordinary stapled-securities

82-35029

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,100 27,661,209	Options (Deutsche Bank) Options (Westfield America Trust)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the ⁺securities will be offered	N/A
14	⁺Class of ⁺securities to which the offer relates	N/A
15	⁺Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	N/A

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do ⁺security holders sell their entitlements *in full* through a broker?	N/A

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☑   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

82-35029

Entities that have ticked box 34(b)

| 38 | Number of securities for which ⁺quotation is sought | N/A |

38 Number of securities for which ⁺quotation is sought — N/A

39 Class of ⁺securities for which quotation is sought — N/A

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class
N/A	

+ See chapter 19 for defined terms.

Appendix 3B Page 6   1/1/2003

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign   here: _____   Date: 10 December 2008
                    (Company secretary)

Print name: Simon Julian Tuxen

== == == == ==

